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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                    Bogen Communications International, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   097189-10-4
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                                 (CUSIP Number)


             Michael J. Bohnen, Esq., Nutter, McClennen & Fish, LLP
                             World Trade Center West
                              155 Seaport Boulevard
                                Boston, MA 02110
                                 (617) 439-2000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 April 10, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

--------------------------                            --------------------------
CUSIP No.  097189-10-4             SCHEDULE 13D               Page 2 of 10 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JONATHAN GUSS
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  SC, PF
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                              7.      SOLE VOTING POWER

                                      469,438
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           1,262,337
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             469,438
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      1,262,337
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,262,337
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.45%
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14.               TYPE OF REPORTING PERSON

                  IN
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

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CUSIP No.  097189-10-4             SCHEDULE 13D               Page 3 of 10 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  MICHAEL P. FLEISCHER
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
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3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  SC, PF
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                              7.      SOLE VOTING POWER

                                      469,604
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           1,262,337
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             469,604
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      1,262,337
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,262,337
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.45%
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14.               TYPE OF REPORTING PERSON

                  IN
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

--------------------------                            --------------------------
CUSIP No.  097189-10-4             SCHEDULE 13D               Page 4 of 10 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  D&S CAPITAL, LLC
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
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                              7.      SOLE VOTING POWER

                                      323,295
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             323,295
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  323,295
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.91%
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14.               TYPE OF REPORTING PERSON

                  00
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

ITEM 1.  SECURITY AND ISSUER.

         ISSUER: Bogen Communications International, Inc. (the "Issuer") 50 Spring Street, Ramsey, NJ 07446

         SECURITY:       Common Stock, par value $.001 per share ("Common Stock"
                         or "Securities")


ITEM 2.  IDENTITY AND BACKGROUND.

         Name, address, principal occupation and citizenship:

         This Statement is being jointly filed by each of the following persons:

         (i) Jonathan Guss's address is c/o Bogen Communications International, Inc., 50 Spring Street, Ramsey, NJ 07446. Mr. Guss is Chief Executive Officer and a Director of the Issuer. He is a United States citizen.

         (ii) Michael P. Fleischer's address is c/o Bogen Communications International, Inc., 50 Spring Street, Ramsey, NJ 07446. Mr. Fleischer is President and a Director of the Issuer. He is a United States citizen.

         (iii)   D & S Capital,  LLC is a  Delaware  Limited  Liability  Company
                 ("D&S"). D&S's address is P.O. Box 575, 50 Spring Street, Ramsey, NJ 07446. D&S was formed on November 25, 1997 and is a holding company for Mr. Guss and Mr. Fleischer, who each own a 50% interest in D&S.

         Criminal Proceedings in Last Five Years:

         During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

         Civil Securities Proceedings in Last Five Years:

         During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Guss received 105,000 restricted shares of Common Stock on April 10, 2002 in consideration for his continued employment with the Issuer, pursuant to the terms of his Employment Agreement and Restricted Stock Award Agreement, both dated April 10, 2002. All of the shares shall vest on January 29, 2003 if Mr. Guss has been employed by the Issuer continuously until such date. As further consideration for his continued employment and pursuant to his Employment Agreement, on April 10, 2002, Mr. Guss received an option to purchase 220,750 shares with an exercise price of $3.00 per share. Options to purchase 56,682 shares were immediately exercisable, options to purchase 16,406.8 shares vested on June 30, 2002, and options to purchase 16,406.8 shares will vest on September 30, 2002. In addition, Mr. Guss purchased 2,500 shares of Common Stock on May 9, 2002 at $3.10 per share, and 3,000 shares of Common Stock on May 14, 2002 at $3.05 per share.

         Mr. Fleischer received 105,000 restricted shares of Common Stock on April 10, 2002 in consideration for his continued employment with the Issuer, pursuant to the terms of his Employment Agreement and Restricted Stock Award Agreement, both dated April 10, 2002. All of the shares shall vest on January 29, 2003 if Mr. Fleischer has been employed by the Issuer continuously until such date. As further consideration for his continued employment and pursuant to his Employment Agreement, on April 10, 2002, Mr. Fleischer received an option to purchase 220,750 shares with an exercise price of $3.00 per share. Options to purchase 56,682 shares were immediately exercisable, options to purchase 16,406.8 shares vested on June 30, 2002, and options to purchase 16,406.8 shares will vest on September 30, 2002. In addition, on May 13, 2002, Mr. Fleischer purchased 1,000 shares of Common Stock at $3.10 and 500 shares of Common Stock at $3.05.

         D&S owns 73,295 shares of Common Stock and a warrant to purchase 250,000 shares at $5.00, per share which expires in January, 2003. On November 26, 1997, D&S received the warrants to purchase 250,000 shares. On that date, it also purchased 46,295 shares directly from the Issuer. On November 19, 1998, D&S purchased an additional 27,000 shares at $5.40 per share in a private transaction. Mr. Guss and Mr. Fleischer each own a 50% equity interest in D&S. As a result, Mr. Guss and Mr. Fleischer each have indirect beneficial ownership of such shares, and along with D&S, are collectively treated as a "person" pursuant to section 13(d)(3) and Rule 13d-5(b)(1) of the Act.


ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Guss, Mr. Fleischer and D&S acquired their respective shares for investment and capital appreciation. Each Reporting Person reserves the right to reexamine his or its investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as such Reporting Persons consider advisable.

         Mr. Guss, Mr. Fleischer and D&S acquired their respective shares as described in the response to Item 3 above. Mr. Guss is the Chief Executive Officer and a Director of the Company, and Mr. Fleischer is the President and a Director of the Company. As such, Mr. Guss and Mr. Fleischer may be deemed to control the Company, subject to the control of other persons including the other executive officers and members of the Board of Directors of the Company. In connection with their day-to-day management of the Company, Mr. Guss and Mr. Fleischer may from time-to-time consider proposals relating to: (i) the issuance by the Company of shares of Company, whether in connection with financings or acquisitions by the Company or for compensation purposes; (ii) the merger, reorganization or other transaction involving the Company or any of its subsidiaries; (iii) the sale or transfer of assets of the Company or any of its subsidiaries; (iv) changes in the Company's Board of Directors; (v) changes in the capitalization of the Company, including, without limitation, the repurchase of outstanding shares of Common Stock in a tender offer; (vi) changes in the Company's Certificate of Incorporation or By-Laws, certain of which might have the effect of impeding a change in control of the Company; or (vii) other changes in the Company's business.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The  aggregate  number and  percentage  of Securities to which this
Schedule 13D relates is 1,262,337 shares, representing 20.45% of the 5,217,743 shares outstanding as reported by the Issuer on September 17, 2002, together with the 954,875 unexercised options and warrants exercisable currently and within 60 days of such date held by the Reporting Persons. The Reporting Persons beneficially own those securities as follows:

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                 Common  Options(2)   Warrants    Total       Total     % Owned
                 Stock(1)                         Shares    Outstanding
                                                  Owned      Shares(3)
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J. Guss           117,000  352,438           0    469,438    5,570,181    8.43%
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M. Fleischer      117,167  352,437           0    469,604    5,570,180    8.43%
--------------------------------------------------------------------------------
D&S                73,295        0     250,000    323,295    5,467,743    5.91%
--------------------------------------------------------------------------------
As a Group        307,462  704,875     250,000  1,262,337    6,172,618   20.45%
--------------------------------------------------------------------------------


(1)  Includes both unrestricted and restricted shares of Common Stock.
(2) Includes options that will vest within 60 calendar days from September 17, 2002.
(3) Includes issued and outstanding shares, plus the number of warrants, plus the number of options that vest within 60 calendar days of September 17, 2002 for the applicable individual or group.


         (b) Mr. Guss and Mr. Fleischer each have the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the Securities reported for them individually. Mr. Guss and Mr. Fleischer each beneficially own a 50% interest in D&S, and therefore each of them have a shared power to vote or to direct the vote, and a shared power to dispose or direct the disposition of the Securities reported for D&S.

         (c) See Item 3 for a description of the identity of the Reporting Persons, the dates of the respective transactions, the amount of securities involved, the price per share of the units, and where and how the transactions were effected.

         (d) As stated above in Item 3, Mr. Guss and Mr. Fleischer each have indirect beneficial ownership of the shares directly owned by D&S, and along with D&S, are collectively treated as a "person" pursuant to section 13(d)(3) and Rule 13d-5(b)(1) of the Act

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between any of the Reporting Persons with respect to Securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Bogen Communications International, Inc. Amended and Restated 1996 Stock Incentive Plan (incorporated by reference to Exhibit 4 to the Issuer's Registration Statement on Form S-8 (File No. 333-91756)).

         2. Bogen Communications International, Inc. Restricted Stock Award Agreement with Jonathan Guss (incorporated by reference to Exhibit
              10.48 to the Issuer's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2002).

         3. Bogen Communications International, Inc. Restricted Stock Award Agreement with Michael Fleischer (incorporated by reference to Exhibit 10.46 to the Issuer's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2002).

         4. Bogen Communications International, Inc. Employment Agreement with Jonathan Guss (incorporated by reference to Exhibit 10.42 to the Issuer's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2002).

         5. Bogen Communications International, Inc. Employment Agreement with Michael Fleischer (incorporated by reference to Exhibit 10.43 to the Issuer's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2002).

         6.   Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   September 17, 2002

                                By:   /s/ Jonathan Guss
                                   ---------------------------------------------
                                  Jonathan Guss, individually



                                By:   /s/ Michael P. Fleischer
                                   ---------------------------------------------
                                  Michael P. Fleischer, individually



                                By:   D&S CAPITAL, LLC


                                     By:   /s/ Jonathan Guss
                                         ---------------------------------------
                                           Jonathan Guss, Manager



                                     By:   /s/ Michael P. Fleischer
                                         ---------------------------------------
                                           Michael P. Fleischer, Manager

                             JOINT FILING AGREEMENT


         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Bogen Communications International, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

         This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         In WITNESS WHEREOF, the undersigned hereby execute this Agreement this 17th day of September, 2002.



                                By:   /s/ Jonathan Guss
                                   ---------------------------------------------
                                   Jonathan Guss, individually



                                By:   /s/ Michael P. Fleischer
                                   ---------------------------------------------
                                   Michael P. Fleischer, individually



                                By:   D&S CAPITAL, LLC


                                     By:   /s/ Jonathan Guss
                                        ----------------------------------------
                                           Jonathan Guss, Manager



                                     By:   /s/ Michael P. Fleischer
                                        ----------------------------------------
                                           Michael P. Fleischer, Manager